4600 Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 482-1500

November 7, 2014

VIA EDGAR CORRESPONDENCE

Ms. Elizabeth Bentzinger

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507; 811-04419)

Dear Ms. Bentzinger:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (Accession Number: 0001193125-14-311631) with the Securities and Exchange Commission (the “Commission”) on August 15, 2014, relating to Transamerica BlackRock Global Allocation Managed Risk – Balanced VP and Transamerica BlackRock Global Allocation Managed Risk – Growth VP (each, a “Portfolio” and together, the “Portfolios”), each a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on September 25, 2014.

The Staff noted that all comments to each Portfolio’s summary section, as noted below, generally also apply to the disclosure with respect to the Portfolios in the section entitled “More on Each Portfolio’s Strategies and Investments”, as well as “More on Risks of Investing in the Portfolios”, as applicable.

Below are the Staff’s comments on the Registration Statement with respect to the Portfolios, and the Registrant’s responses thereto.

Facing Page Comments

1.	Comment: Please revise the facing sheet to include the date of all documents that are being incorporated by reference.

Response: The Registrant has removed the incorporation by reference language.

Prospectus Comments

2.	Fees and Expenses: Please consider adding “Summary Prospectus” to the heading of each summary section of the prospectus.

Response: The Registrant notes that each Portfolio’s summary prospectus filed under Rule 497(k) of the 1933 Act will include the heading “Summary Prospectus”. The Registrant also notes that the presentation of the summary section in each Portfolio’s statutory prospectus is consistent with the presentation in other current prospectuses of the Registrant and the Registrant wishes to keep the disclosure consistent.

3.	Principal Investment Strategies: Please consider including disclosure regarding the Portfolios’ managed risk strategy to the first paragraph of “Principal Investment Strategies”.

Response: The Registrant has made revisions consistent with the Staff’s comments.

4.	Principal Investment Strategies: Please explain supplementally how the Portfolios intend to comply with the limits set forth in Section 12(d)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant notes that the Portfolios will each invest in Transamerica BlackRock Global Allocation VP (the “Underlying Portfolio”) in reliance on Section 12(d)(1)(G) of the 1940 Act.

5.	Principal Investment Strategies: Please consider disclosing the investment objective of the Underlying Portfolio.

Response: The Registrant has made revisions consistent with the Staff’s comments.

6.	Portfolio Name/Principal Investment Strategies: Please explain supplementally how each Portfolio intends to meet the standards set forth in footnote 42 to the adopting release for Rule 35d-1 of the 1940 Act (the “Names Test”) with respect to the word “global” in each Portfolio’s name.

Response: The Registrant notes that each Portfolio will, through its investment in the Underlying Portfolio, have investment exposure to a number of different countries throughout the world. The Registrant further notes the following disclosure, contained in the second paragraph of each Portfolio’s “Principal Investment Strategies” section:

“The Underlying Portfolio will invest its assets in issuers that are located in a number of countries throughout the world”.

The Registrant will consider supplementing this disclosure in connection with its annual update filing.

7.	Principal Investment Strategies: Please provide a plain English explanation of the term “hybrid REITs” as used in following disclosure, as it may be confusing to investors:

“The Underlying Portfolio may invest directly in REITs, including equity REITs, mortgage REITs and hybrid REITs.”

Response: The Registrant will consider revising the disclosure consistent with this comment in connection with its annual update filing.

8.	Principal Investment Strategies: Please provide a plain English explanation of the term “against the box” as used in following disclosure:

“The Underlying Portfolio may also make short sales “against the box” without being subject to this limitation”.

Response: The Registrant will consider revising the disclosure consistent with this comment in connection with its annual update filing.

9.	Principal Risks: Please ensure the derivatives-related disclosure is focused on those derivatives in which each Portfolio will invest.

Response: The Registrant believes that each Portfolio’s current derivatives-related strategy and risk disclosure is appropriate.

10.	Principal Investment Strategies: With respect to the wholly-owned Cayman subsidiary (the “Subsidiary”) of the Underlying Portfolio, please supplementally address compliance with the following sections of the 1940 Act: a) Section 8, b) Section 18, c) Section 15, and d) Section 17. Additionally, please address the Subsidiary’s e) fees and expenses, f) strategies and risks, g) consolidated financial statements, h) Service of Process, i) Inspection of Books and Records, and j) Signing of Registration Statement by Subsidiary Board.

Response:	a.	Compliance with Section 8: As discussed in the “Investment in the Subsidiary – Transamerica BlackRock Global Allocation VP” section of the Portfolios’ SAI, the Underlying Portfolio and the Subsidiary will generally test for compliance with each Portfolio’s investment restrictions on a consolidated basis.

	b.	Compliance with Section 18: The Subsidiary will comply with the requirement of Section 18(f) of the 1940 Act and related SEC guidance pertaining to asset coverage with respect to transactions in derivatives.

	c.	Compliance with Section 15: The Registrant confirms that the investment advisory and sub-advisory agreements relating to the Subsidiary were approved by the Registrant’s Board of Trustees at an in-person Board meeting in accordance with Section 15(c) of the 1940 Act.

	d.	Compliance with Section 17: The Subsidiary will comply with the restrictions on affiliated transactions set forth in Sections 17(a) and (d) of the 1940 Act. The assets of the Subsidiary are held consistent with the custody requirements of Section 17(f) of the 1940 Act. The Subsidiary has the same custodian as the Portfolios (State Street Bank and Trust Company).

e.	Subsidiary’s fees and expenses: The Registrant confirms that the Subsidiary’s fees and expenses are reflected in the Underlying Portfolio’s fee table.

f.	Subsidiary’s strategies and risks: The Registrant confirms that it has disclosed the strategies and risks associated with the Subsidiary as strategies and risks associated with investing in the Underlying Portfolio and each Portfolio.

g.	Consolidated financial statements: The Subsidiary’s financial statements will be consolidated with those of the Underlying Portfolio.

h.	Service of Process: The Registrant confirms that the Subsidiary has designated an agent in the U.S. for service of process.

i.	Inspection of Books and Records: The Registrant confirms that the Subsidiary’s books and records will be made available to the Staff for inspection upon request.

j.	Signing of Registration Statement by Subsidiary Board: The Registrant does not believe the Subsidiary is required to execute the Registrant’s post-effective amendments to its registration statement as the Subsidiary is not offering any securities in the U.S., nor is the Subsidiary a co-issuer of the securities of the Underlying Portfolio or the Portfolios.

11.	Principal Investment Strategies: Please clarify the disclosure stating that each Portfolio “seeks to reduce return volatility” and, in light of each Portfolio’s name, please consider using the term “manage” rather than “reduce”. Please also confirm that reducing volatility is consistent with each Portfolio’s investment objective.

Response: The Registrant has revised the relevant disclosure to clarify that each Portfolio “seeks to manage volatility,” and confirms that managing volatility is consistent with each Portfolio’s investment objective.

12.	Principal Investment Strategies: Please disclose the benchmark index of the Underlying Portfolio.

Response: The Registrant has made revisions consistent with the Staff’s comments.

13.	Principal Risks: Please confirm whether “Commodities” risk is a principal risk of each Portfolio, the Underlying Portfolio, or both.

Response: The Registrant confirms that “Commodities” risk is a principal risk of both the Portfolios and the Underlying Portfolio.

14.	Principal Risks: If Transamerica Asset Management, Inc. (“TAM”) is a registered commodity pool operator with respect to the Portfolios, please include a corresponding “CFTC Regulation” risk.

Response: The Registrant confirms that TAM is a registered commodity pool operator with respect to the Portfolios and has made revisions consistent with the Staff’s comments.

15.	Principal Investment Strategies/Principal Risks: Please confirm that “Emerging Markets” risk is applicable to the Portfolios. If applicable, please include the related disclosure in the Portfolios’ Principal Investment Strategies section.

Response: The Registrant so confirms. The Registrant will consider revising the disclosure consistent with this comment in connection with its annual update filing.

16.	Principal Risks: Please consider removing the “Managed Risk Strategy” risk factor as it constitutes an investment strategy and not a risk factor.

Response: The Registrant believes the noted risk factor contains risk disclosure which would be helpful to shareholders. Therefore, the Registrant respectfully declines the Staff’s comment.

17.	Principal Investment Strategies/Principal Risks: If the Portfolios can invest over 25% of its assets in the sovereign debt of a single country, please disclose this possibility in each Portfolios principal investment strategies.

Response: The Registrant confirms that each Portfolio will not invest over 25% in the sovereign debt of a single country.

18.	Purchase and Sale of Portfolio Shares: Please confirm if shares of the Portfolios may also be sold to the asset allocation portfolios.

Response: The Registrant confirms that the Portfolios will not be sold to the asset allocation portfolios.

19.	Purchase and Sale of Portfolio Shares: Please relocate the disclosure regarding the waiver of 12b-1 fees for Initial Class shares. The Staff notes that such disclosure may be included after Item 8.

Response: The Registrant believes that such disclosure is both permitted by Item 6 of Form N-1A and also enhances shareholders’ understanding of such a fee. The Registrant has therefore not removed the sentence.

20.	More on the Risks of Investing in the Portfolio: Please revise the disclosure in the “More on the Risks of Investing in the Portfolio” to remove references to other portfolios not offered in the Portfolios prospectuses, as these references may be confusing to shareholders.

Response: The Registrant has made changes consistent with the Staff’s comment.

21.	More on the Portfolio’s Strategies and Investments: The information contained in section “More on the Portfolio’s Strategies and Investments” largely mirrors that of section “Principal Investment Strategies”. The information required by Item 9 of the 1940 Act is intended to be an expanded version of the summary disclosure contained in Item 4.

Response: The Registrant will consider revising the disclosure consistent with this comment in connection with its annual update filing.

22.	More on the Portfolio’s Strategies and Investments: Please clarify the role of the “team” as that term is used in the following disclosure:

“In addition, the team adheres to all firm-wide policies and regulatory guidelines regarding the segregation of liquid assets. The Underlying Portfolio may use derivatives to seek to increase the return of the Underlying Portfolio and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets.”

Response: The Registrant will consider revising the disclosure consistent with the Staff’s comment in connection with its annual update filing.

23.	Principal Investment Strategies: Please clarify the types of swaps each Portfolio intends to use to gain exposure to commodity exposure.

Response: The Registrant will consider clarifying the disclosure consistent with this comment in connection with its annual update filing.

24.	More on Risks of Investing in the Portfolio: Please clarify whether the risks in section “More on Risks of Investing in the Portfolio” are applicable to the Portfolios, Underlying Portfolio, or both.

Response: The Registrant will consider clarifying the disclosure consistent with this comment in connection with its annual update filing.

25.	Comment: Please confirm supplementally that each Portfolio will comply with the asset segregation approach outlined in SEC Release IC-10666, (April 18, 1979).

Response: The Registrant confirms that a Portfolio enters into derivative transactions, it may be required to segregate assets, or enter into offsetting positions, in accordance with applicable regulations, including Release IC-10666.

26.	Principal Risks: Please confirm that “Tax” risk is a principal risk of each Portfolio.

Response: The Registrant so confirms.

27.	More on the Risks of Investing in the Portfolio: Please confirm if each Portfolio is an asset allocation fund. If so, please revise the disclosure throughout the filing documents to accurately reflect this fact.

Response: The Registrant does not consider the Portfolios to be asset allocation funds.

28.	Shareholder Information: Please consider removing the following disclosure found in the last paragraph under “Shareholder Information – Investment Adviser” as it is duplicative in nature:

“TAM has registered as a “commodity pool operator” under the Commodity Exchange Act with respect to Transamerica ProFund UltraBear VP, Transamerica BlackRock Global Allocation Managed Risk – Balanced VP and Transamerica BlackRock Global Allocation Managed Risk – Growth VP. The remaining portfolios are operated by TAM pursuant to an exclusion from registration as a commodity pool operator under the Commodity Exchange Act”.

Response: The Registrant has made revisions consistent with the Staff’s comments.

29.	Shareholder Information: Please consider clarifying TAM’s use of the “manager of mangers” exemptive order.

Response: The Registrant will review this disclosure during its annual update in 2015.

30.	Shareholder Information: Please confirm that all advisory fees are shown as a percentage of each Portfolio’s net assets. Please consider adding this clarification to the existing disclosure.

Response: The Registrant has made revisions consistent with the Staff’s comments.

31.	Shareholder Information: Please confirm supplementally if commissions paid to broker-dealers are paid by the sub-adviser out of its sub-advisory fees, or if Portfolio assets are used for these costs.

Response: The Registrant confirms that brokerage costs are a Portfolio expense.

32.	Back Cover: Please consider moving the following disclosure from the last sentence of the first paragraph to the last sentence of the third paragraph:

“Additional information about the portfolios’ investments is available in the portfolios’ annual and semi-annual reports to shareholders.”

Response: The Registrant has made revisions consistent with the Staff’s comments.

Transamerica BlackRock Global Allocation Managed Risk – Growth VP

33.	Principle Investment Strategies: Please discuss supplementally whether Transamerica BlackRock Global Allocation Managed Risk – Growth VP (the “Growth Portfolio”) is intended to be more aggressive than the Underlying Portfolio.

Response: The Registrant notes that the Growth Portfolio may have greater equity exposure than the Underlying Portfolio as the sub-adviser to the Growth Portfolio may in certain circumstances purchase equity futures to increase the Growth Portfolio’s equity exposure. The sub-adviser may only do so consistent with the Growth Portfolio’s objective and strategies, including stabilizing volatility around its target volatility level.

34.	Principal Investment Strategies: Please explain supplementally the reason for including the following disclosure from the Portfolio’s principal investment strategies:

“Depending on market conditions, scenarios may occur where the portfolio has no positions in any hedge instruments.”

Response: The Registrant believes that the disclosure in question is informative and highlights that there could be instances where no assets are allocated to the management risk strategy.

35.	Principal Risks: Please confirm supplementally the “Managed Risk Strategy” risk factor should be identical for both Portfolios.

Response: The Registrant so confirms.

Statement of Additional Information Comments

36.	Additional Information about Fundamental Investment Policies: Please confirm that each Portfolio intends to “look through” to the securities held by the Underlying Portfolio to ensure each Portfolio’s compliance with its fundamental investment policy relating to its concentration of investments.

Response: The Registrant so confirms.

37.	Additional Information about Fundamental Investment Policies: Please confirm if the Portfolios have adopted a non-fundamental policy relating to investments in illiquid securities.

Response: The Registrant notes the Portfolios’ have adopted no non-fundamental investment policies. The Portfolios will comply with the current SEC Staff position which generally limits a fund’s purchases of illiquid securities to 15% of net assets.

38.	Additional Information about Fundamental Investment Policies: If the Portfolios will sell credit default swaps, please confirm supplementally that the full notional value of the swap will be covered.

Response: If a Portfolio is the seller of a credit default swap, each Portfolio will cover the full notional value of its payment obligation in the event of a default on the referenced obligation.

39.	Disclosure of Portfolio Holdings: Please provide the information required by Item (f)(1)(iii).

Response: The Registrant will consider supplementing this disclosure consistent with the Staff’s comment in connection with its annual update filing.

40.	Disclosure of Portfolio Holdings: Please confirm if information regarding the portfolio holdings of the Underlying Portfolio will be disclosed to the Portfolios’ sub-adviser.

Response: The Registrant confirms that the sub-adviser will not receive portfolio holdings information of the Underlying Portfolio.

41.	Commodity Act Registration: The Staff notes the Adviser is a registered commodity pool operator. Please consider adding disclosure if the Adviser will rely on CFTC Rule §4.12(c)(3) with respect to the Portfolios.

Response: The Registrant has made revisions consistent with the Staff’s comments.

42.	Management of the Trust: Please add disclosure to clarify why the Board feels a Lead Independent Trustee is needed.

Response: The Registrant notes that the Lead Independent Trustee, and a description of his role, is disclosed in the SAI.

43.	Distribution of Shares: Please include disclosure required pursuant to Item 25(a)(3) and Item 25(b) of Form N-1A.

Response: The Registrant believes that its current disclosure is responsive to Item 25(a)(3) and Item 25(b) of Form N-1A, but will consider revising this disclosure during its annual update in 2015.

44.	Distributor and Distribution Plan: Please consider revising the distribution fees disclosure to provide fee information by portfolio, instead of aggregating the fees for all series of the Registrant.

Response: The Registrant will review this disclosure during its annual update in 2015.

45.	Purchase, Redemption and Pricing of Shares: Please consider removing the “Purchase, Redemption and Pricing of Shares” section from the SAI, as it is stated in full in the prospectus.

Response: The Registrant will review this disclosure during its annual update in 2015.

46.

Brokerage: Please confirm that the aggregate dollar amount of any brokerage commissions paid by a series of the Registrant during the most recent fiscal year did not differ materially from the amount paid during the preceding fiscal year. If the aggregate dollar amount of brokerage commissions paid by a series of the Registrant during either of the two years preceding the Registrant’s most recent fiscal year differed materially from the amount paid during the most recent fiscal year, please revise the disclosure to explain this difference.

Response: The Registrant will consider supplementing this disclosure consistent with the Staff’s comment in connection with its annual update filing.

47.	Appendix B: Regarding the other client accounts managed by each portfolio manager, please confirm that the information regarding the number and asset size of (1) SEC registered investment companies (or series thereof) other than each portfolio, (2) pooled investment vehicles that are not registered investment companies and (3) other accounts (e.g., accounts managed for individuals or organizations) managed by a portfolio manager is provided as of the most recent practicable date.

Response: The Registrant so confirms.

General Comments

48.	Part C: Please confirm that all exhibits are correctly incorporated by reference.

Response: The Registrant so confirms.

49.	Comment: Please confirm that all omitted, blank, bracketed or otherwise missing information will be included in the Registrant’s next Post-Effective Amendment.

Response: The Registrant so confirms.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 493-4256 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.